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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                                                             SEC FILE NUMBER
                                                                 0-206000
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                                                               CUSIP NUMBER
                                                                98975W104
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                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

  [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

For Period Ended: March 31, 2006

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

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PART I--REGISTRANT INFORMATION

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         Full name of Registrant:  ZOLTEK COMPANIES, INC.
         Former Name if Applicable:  NA

         3101 MCKELVEY ROAD
         Address of Principal Executive Office (Street and Number)

         ST. LOUIS, MISSOURI 63044
         City, State and Zip Code

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PART II--RULES 12B-25(B) AND (C)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The registrant hereby represents that:   [X]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject quarterly report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE

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State below in reasonable detail the reasons why the Form 10-Q or portion thereof could not be filed within the prescribed time period.

         Despite the Registrant's diligent efforts, the Registrant was unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 by May 10, 2006 without unreasonable effort or expense due to unanticipated errors and technical difficulties experienced by the Company's third party EDGAR filing agent in connection with the transmission of Company's Quarterly Report on Form 10-Q via the EDGAR filing system. Registrant's filing agent's attempted transmission on May 10, 2006 was rejected by the EDGAR filing system due to filing errors. The Company's Quarterly Report on Form 10-Q was filed on May 11, 2006.

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PART IV--OTHER INFORMATION

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         (1) Name and telephone number of person to contact in regard to this notification

                  KEVIN SCHOTT                 (314)         291-5110
                     (Name)                 (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the

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preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                          [X] Yes    [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          [X] Yes    [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that the consolidated statements of operations included in its second quarter Form 10-Q will report net sales of approximately $27.3 million for the three months ended March 31, 2006, representing an increase of approximately $13.0 million from net sales of $14.3 million reported by the Registrant for the three months ended March 31, 2005. The increase in net sales was primarily the result of a 139% increase in carbon fiber sales as production and sales continued and the demand for the Company's carbon fibers significantly increased from prior years. The Registrant anticipates that the consolidated statements of operations included in its Form 10-Q will report operating income from continuing operations for the three months ended March 31, 2006 of approximately $3.2 million, as compared to an operating loss from continuing operations of $1.9 million reported by the Registrant for the three months ended March 31, 2005. The Registrant anticipates that net loss from continuing operations for the three months ended March 31, 2006 will be $27.7 million, or $(1.31) per share, compared to the net income from continuing operations of $2.1 million, or $0.14 per share, reported for the three months ended March 31, 2005.

         The Registrant anticipates that the consolidated statements of operations included in its second quarter Form 10-Q will report net sales of approximately $44.0 million for the six months ended March 31, 2006, representing an increase of approximately $17.4 million from net sales of $26.6 million reported by the Registrant for the six months ended March 31, 2005. The increase in net sales was primarily the result of a 99% increase in carbon fiber sales as production and sales of wind energy orders continued and the demand for the Company's milled and chopped products for the deep sea oil drilling business significantly increased from prior years. The Registrant anticipates that the consolidated statements of operations included in its Form 10-Q will report operating income from continuing operations for the six months ended March 31, 2006 of approximately $2.3 million, as compared to operating loss from continuing operations of $3.3 million reported for the six months ended March 31, 2005. The Registrant anticipates that net loss from continuing operations for the six months ended March 31, 2006 will be approximately $21.4 million, or $(1.05) per share, compared to the net loss from continuing operations of $27.8 million, or $(1.58) per share, reported by the Registrant for the six months ended March 31, 2005


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                           ZOLTEK COMPANIES, INC.
                (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  May 11, 2006                            By /s/ Kevin Schott
                                                  --------------------------
                                                  Kevin Schott





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